VIA EDGAR

April 11, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall Assistant Director

Re:	Weatherford International Limited Registration Statement on Form S-4 Filed April 2, 2014 File No. 333-194993

Dear Mr. Schwall:

Set forth below are the responses of Weatherford International Limited (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2014, with respect to the Company’s registration statement on Form S-4 that was filed with the Commission on April 2, 2014 (the “Registration Statement”). The Company supplementally advises the Staff that, after the Staff has considered the Company’s responses set forth herein, it intends to file an amendment to the Registration Statement (“Amendment No. 1”) to reflect the changes identified in the marked pages of the Registration Statement attached hereto.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text. Unless otherwise indicated, all references to page numbers and captions correspond to the marked pages of the Registration Statement attached hereto.

Registration Statement on Form S-4 Filed April 2, 2014

Where You Can Find More Information, page 61

1.	We note that your filing incorporates by reference Weatherford Switzerland’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. We also note that Part III of the Form 10-K incorporates by reference the proxy statement for the 2014 annual general meeting of shareholders, which has not been filed. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until Weatherford Switzerland’s 10-K is amended to include Part III information, or Weatherford Switzerland has filed the proxy statement. Refer to Securities Act Forms Compliance and Disclosure Interpretations, Question 123.01.

Response: We acknowledge the Staff’s comment, and advise that Weatherford Switzerland will file an amendment to its Form 10-K for the fiscal year ended December 31, 2013 to include Part III information prior to the time we would request acceleration of the effectiveness of the Registration Statement.

Exhibits

General

2.	To the extent any of your opinions limit reliance by investors, please file revised opinions without such limitations. For example, we note that the legality opinion filed as Exhibit 5.1 states that it may not be relied upon or distributed to any other person without prior written consent. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings).

Response: Enclosed for your review are copies of the revised legal opinions (the “Revised Opinions”) that we propose to file as Exhibits 5.1, 8.1, 8.2 and 8.3, respectively, with Amendment No. 1. The Revised Opinions are attached hereto as Exhibits A, B, C and D, respectively, and have been marked to show these changes from Exhibits 5.1, 8.1, 8.2 and 8.3, respectively, to the original Registration Statement.

3.	Given your discussion under “Material Tax Considerations” starting at page 28 and the related risk factor at page 17, entitled, “We and our shareholders could be subject to increased taxation if Weatherford Ireland is considered to be tax resident in both Switzerland and Ireland,” your status as a “tax resident” in Ireland and/or Switzerland appears to be a material tax consequence. Please file revised tax opinions that opine on whether you are deemed a “tax resident” in Ireland and/or Switzerland. See Item 601(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the Revised Opinions in Exhibits 8.1 and 8.3 have been marked to show these changes from Exhibits 8.1 and 8.3, respectively, to the original Registration Statement. In addition, we have revised the disclosure on pages 28, 31 and 32 of the Registration Statement. A copy of the revised version of pages 28, 31 and 32 that we propose to file with Amendment No. 1 is attached hereto as Exhibit E, and such pages have been marked to show changes from the original Registration Statement. In connection with the foregoing, as our counsel discussed with the Staff in a telephone conversation on April 10, 2014, we have also revised the disclosure on page 9 of the Registration Statement, which revised version of page 9 is also attached hereto as Exhibit E.

Exhibits 8.1, 8.2 and 8.3

4.	It appears that counsel’s assumption (iii) that all relevant documents have been, or will be, validly authorized, executed, delivered and performed by all of the relevant parties, is overly broad. Please obtain and file revised opinions.

Response: As our counsel discussed with the Staff in a telephone conversation on April 10, 2014, this assumption will be retained in the opinions to be filed as Exhibits 8.1, 8.2 and 8.3, respectively, with Amendment No. 1.

5.	For the tax opinions filed as Exhibits 8.1 and 8.3, please also ensure that the revised tax opinions clarify that the related discussion in the registration statement constitutes counsel’s opinion. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Revised Opinions in Exhibits 8.1 and 8.3 have clarified that the related discussion in the Registration Statement constitutes counsel’s opinion and have been marked to show this change from Exhibits 8.1 and 8.3, respectively, to the original Registration Statement.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (713) 836-4117 or William D. Davis II of Baker & McKenzie LLP at (713) 427-5078.

Very truly yours,

WEATHERFORD INTERNATIONAL LIMITED

By:	/s/ Alejandro Cestero
Name:	Alejandro Cestero
Title:	Corporate Secretary

cc:	Caroline Kim (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)
Charity R. Kohl (Weatherford International Ltd.)
Jonathan B. Newton (Baker & McKenzie LLP)
William D. Davis II (Baker & McKenzie LLP)

Exhibit A

Revised 5.1 Opinion

Exhibit 5.1

Weatherford International Limited
Alpenstrasse 15
6300 Zug
Switzerland

Our Ref	Your Ref	 ~~2~~  [•] April 2014
FBO/661725.4

Dear Sir or Madam

Weatherford International Limited (to be converted to Weatherford International plc)

We are acting as Irish counsel for Weatherford International Limited (the “Company”), a limited liability company incorporated under the laws of Ireland, in connection with the proposed registration by the Company of up to 780,651,000 ordinary shares, par value $0.001 (the “Ordinary Shares”), pursuant to a Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company under the Securities Act of 1933, as amended (such Ordinary Shares to be issued pursuant to a merger agreement between Weatherford International Ltd., a Swiss joint stock corporation and the Company dated 2 April 2014 (the “Agreement”).

In connection with this opinion, we have reviewed copies of such corporate records of the Company as we have deemed necessary as a basis for the opinions hereinafter expressed. In rendering this opinion, we have examined, and have assumed the truth and accuracy of the contents of, such documents and certificates of officers of the Company and of public officials as to factual matters and have conducted such searches in public registries in Ireland as we have deemed necessary or appropriate for the purposes of this opinion but have made no independent investigation regarding such factual matters. In our examination we have assumed the truth and accuracy of the information contained in such documents, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents.

We have further assumed that none of the resolutions and authorities of the shareholders or Directors of the Company upon which we have relied or will rely upon have been or will be varied, amended or revoked in any respect or have expired or will expire and that the Ordinary Shares will be issued in accordance with such resolutions and authorities and the Company will be re-registered as a public limited company prior to such issuance.

Having made such further investigation and reviewed such other documents as we have considered requisite or desirable, subject to the foregoing and to the within additional qualifications and assumptions, we are of the opinion that:

1.	The Company has been duly incorporated and is a company existing under the laws of Ireland.

2.	The Ordinary Shares have been duly authorised and when issued in accordance with the terms of the Agreement will be validly issued, fully paid and non-assessable (i.e., the Ordinary Shares will not be subject to calls for any additional payments).

3.	Under the laws of Ireland, where the Company is incorporated, no personal liability attaches to the holders of the Ordinary Shares solely by reason of their being holders thereof.

In rendering this opinion, we have confined ourselves to matters of Irish law. We express no opinion on any laws other than the laws of Ireland (and the interpretation thereof) in force as at the date hereof.

We hereby consent to the filing of this opinion with the United States Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name in the proxy statement / prospectus that is a part of the Registration Statement.

~~This opinion is being delivered to you and may not be relied upon or distributed to any other person without our prior written consent.~~

This letter is furnished to you and persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933 for use in connection with the Registration Statement and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our express written permission.

The opinion is governed by and construed in accordance with the laws of Ireland.

Yours faithfully

/S/ MATHESON

MATHESON

Exhibit B

Revised 8.1 Opinion

Exhibit 8.1

Weatherford International Limited
Alpenstrasse 15
6300 Zug
Switzerland

April ~~2~~ [  ], 2014

Dear Sirs

Weatherford – Irish Tax Considerations of the Merger

We act as Irish counsel for Weatherford International Limited (“Weatherford Ireland”), a limited liability company incorporated under the laws of Ireland, in connection with the proposed merger of Weatherford International Ltd. ("Weatherford Switzerland"), the current Swiss holding company of the Weatherford Group, with and into Weatherford Ireland (the “Merger”) as described in Weatherford Ireland’s registration statement on Form S-4 (“Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 on April 2, 2014 (as amended through the date hereof). We are providing this opinion on the material Irish tax considerations of the Merger and subsequent operations for (i) Weatherford Ireland and (ii) certain non-Irish resident or ordinarily resident beneficial owners of Weatherford Switzerland shares who receive Weatherford Ireland ordinary shares pursuant to the Merger and who are the beneficial owners of such Weatherford Ireland ordinary shares. This opinion is being furnished to you at your request. Capitalised terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Registration Statement.

In connection with this opinion we have examined the documents listed in Exhibit 1. We have relied upon statements, representations, and covenants made by Weatherford Ireland and we have assumed that such statements and representations are true without regard to any qualifications as to knowledge and belief. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents that we have examined and the facts and representations concerning the Merger that have come to our attention during our engagement, (ii) the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents, (iii) that all relevant documents have been, or will be, validly authorized, executed, delivered and performed by all of the relevant parties, (iv) Weatherford Ireland is from incorporation and continues to be tax resident in Switzerland on the basis that its place of effective management is in Switzerland, and (v) that the Merger will be consummated as described in the Registration Statement. Our opinion is conditioned upon, among other things, the initial and continuing truth, accuracy, and completeness of the items described above on which we are relying.

Our opinion is based on (i) the current provisions of Irish tax law and the regulations there under in effect on the date hereof, (ii) all judicial decisions interpreting such provisions reported before the date hereof, (iii) all proposed amendments to Irish tax law and the regulations there under announced or released by Ireland prior to the date hereof, (iv) our understanding of the current administrative policies and assessment practices of the Irish tax authorities, and (v) confirmations by the competent Irish tax authorities in regard to certain Irish stamp duty matters. It is possible that changes could be made to such legislation, regulations, proposed amendments, administrative policies and assessment practices and confirmations after the date of the Registration Statement. Such changes could affect our opinion and the accuracy of the Irish tax discussion under the heading “Material Tax Considerations – Irish Tax Considerations” (the “Irish Tax Discussion”). We do not undertake to inform you of any such changes to legislation, regulations, proposed amendments, administrative policies or assessment practices or of any judicial decision practices after the date of the Registration Statement, which may affect our opinion. We express no opinion on any matters different from Irish tax matters and we express no opinion on the correctness or completeness of the Registration Statement.

Subject to the foregoing, the discussion set forth in the Registration Statement under the heading “Material Tax Considerations — Irish Tax Considerations” is our opinion as to the (i) material Irish tax considerations of the Merger and subsequent operations for (a) Weatherford Ireland and (b) certain non-Irish resident or ordinarily resident beneficial owners of Weatherford Switzerland shares who are allotted Weatherford Ireland shares pursuant to the Merger and who are the beneficial owners of such Weatherford Ireland shares, and (ii) tax residency of Weatherford Ireland under Irish tax law. ~~it is our opinion that the Irish Tax Discussion is accurate, complete and fair in all material respects with regard to the matters described therein.~~ Our opinion is based solely upon and subject to the limitations, qualifications, exceptions, and assumptions set forth herein and in the Irish Tax Discussion.

The opinion set forth above does not address all of the Irish tax consequences of the Merger and subsequent operations for Weatherford Ireland and the shareholders thereof. Except as expressly set forth above, we express no other opinion, including any opinion as to the Irish tax consequences of the Merger and subsequent operations for Weatherford Ireland and the shareholders thereof. Our opinion represents only our interpretation of the tax laws and has no binding, legal effect on, without limitation, the Irish tax authorities or any court. It is possible that contrary positions may be asserted by the Irish tax authorities and that one or more courts may sustain such contrary positions. Our opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise the opinion to reflect any changes, including changes which have retroactive effect, (i) in applicable law, or (ii) in any fact, information, document, corporate record, covenant, statement, representation, or assumption stated herein that becomes untrue, incorrect, or incomplete.

This letter is furnished to you and persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933 for use in connection with the Merger and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our express written permission. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement wherever it appears. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder.

This opinion shall be governed by and construed in accordance with the laws of Ireland.

Yours faithfully

/s/ Matheson

Matheson

Exhibit 1: Documents examined for the purposes of the opinion

▪	Form S-4.

▪	Merger Agreement.

▪	Composition Agreement.

▪	Letter from Matheson to Seamus Carey, Office of the Revenue Commissioners, dated 22 November 2013.

▪	Letter from Victor Fairbrother, Revenue Technical Services, Dublin Stamping District, to Matheson dated 2 December 2013.

▪	Letter from Matheson to Victor Fairbrother, Revenue Technical Services, Dublin Stamping District dated 18 March 2014.

▪	Letter from Victor Fairbrother, Revenue Technical Services, Dublin Stamping District to Matheson dated 27 March 2014.

Exhibit C

Revised 8.2 Opinion

Exhibit 8.2

Baker & McKenzie LLP Bank of America Center 700 Louisiana, Suite 3000 Houston, TX 77002 United States Tel: +1 713 427 5000 Fax: +1 713 427 5099 www.bakermckenzie.com

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April ~~2~~ [  ], 2014

Weatherford International Limited
Alpenstrasse 15
6300 Zug
Switzerland

RE: U.S. Federal Income Tax Considerations of the Merger

Ladies and Gentlemen:

We act as United States tax counsel to Weatherford International Limited (“Weatherford Ireland”), a limited liability company incorporated under the laws of Ireland, in connection with the proposed merger of Weatherford International Ltd. (“Weatherford Switzerland”), the current Swiss holding company of the Weatherford Group, with and into Weatherford Ireland (the “Merger”) as described in Weatherford Ireland’s registration statement on Form S-4 (“Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 on April 2, 2014 (as amended through the date hereof). This opinion is being furnished to you in connection with the Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Registration Statement.

In connection with this opinion we have examined the Registration Statement and such other documents and corporate records as we have deemed necessary or appropriate in order to enable us to render the opinion below.  We have relied upon statements, representations, and covenants made by Weatherford Ireland and we have assumed that such statements and representations are true without regard to any qualifications as to knowledge and belief.  For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents and corporate records that we have examined and the facts and representations concerning the Merger that have come to our attention during our engagement, (ii) the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents, (iii) that all relevant documents have been, or will be, validly authorized, executed, delivered and performed by all of the relevant parties, and (iv) that the Merger will be consummated as described in the Registration Statement.  Our opinion is conditioned upon, among other things, the initial and continuing truth, accuracy, and completeness of the items described above on which we are relying.

In rendering the opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings and other administrative guidance of the Internal Revenue Service (the “Service”), and such other authorities as we have considered relevant, all as of the date hereof.  It should be noted that statutes, regulations, judicial decisions, and administrative guidance are subject to change at any time and may be effective retroactively.  A change in the authorities or the truth, accuracy, or completeness of any of the facts, information, documents, corporate records, covenants, statements, representations, or assumptions on which our opinion is based could affect our conclusions.

Subject to the foregoing and the qualifications set forth in the Registration Statement, under current U.S. federal income tax law the discussion set forth in the Registration Statement under the heading “Material Tax Considerations — U.S. Federal Income Tax Considerations” is our opinion as to (i) the material U.S. federal income tax consequences to Weatherford Switzerland, Weatherford Ireland and the Weatherford Switzerland shareholders as a result of the Merger, and (ii) the material U.S. federal income tax consequences to shareholders of owning and disposing of Weatherford Ireland shares allotted in the Merger.

The opinion set forth above does not address all of the United States federal income tax consequences of the Merger.  Except as expressly set forth above, we express no other opinion, including any opinion as to the United States federal, state, local, foreign or other tax consequences of the Merger.  Our opinion represents only our interpretation of the law and has no binding, legal effect on, without limitation, the Service or any court.  It is possible that contrary positions may be asserted by the Service and that one or more courts may sustain such contrary positions.  Our opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise this opinion to reflect any changes, including changes which have retroactive effect, (i) in applicable law, or (ii) in any fact, information, document, corporate record, covenant, statement, representation, or assumption stated herein that becomes untrue, incorrect, or incomplete.

This letter is furnished to you and persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933 for use in connection with the Registration Statement and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our express written permission.  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement wherever it appears.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder.

Sincerely,

/s/ Baker & McKenzie LLP

Baker & McKenzie LLP

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Exhibit D

Revised 8.3 Opinion

Exhibit 8.3

Baker & McKenzie Zurich Rechtsanwälte Holbeinstrasse 30 Postfach CH-8034 Zürich Tel: +41 44 384 1414 Fax: +41 44 384 1284 zurich.info@bakermckenzie.com www.bakermckenzie.com

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Weatherford International Limited Alpenstrasse 15 6300 Zug Switzerland	Hans Koch Dipl. Steuerexperte hans.koch@bakermckenzie.com Direct Line: 044 384 12 01 Martin Frey Attorney, LL.M martin.frey@bakermckenzie.com Direct Line: 044 384 13 51

Zurich, April ~~2nd~~ [  ], 2014 HK/MF/sjo

Legal Opinion on Swiss Tax Considerations of the Merger

Ladies and Gentlemen:

We act as Swiss tax counsel to Weatherford International Limited (“Weatherford Ireland”), a limited liability company incorporated under the laws of Ireland, in connection with the proposed merger of Weatherford International Ltd. (“Weatherford Switzerland”), the current Swiss holding company of the Weatherford Group registered in the commercial register of the Canton of Zug, Switzerland, under the number CHE-114.605.629, with registered office at Alpenstrasse 15, 6300 Zug, Switzerland, with and into Weatherford Ireland (the “Merger”) as described in Weatherford Ireland’s registration statement on Form S-4 (“Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 on April 2, 2014 (as amended through the date hereof). We have been asked to furnish this opinion to you in connection with the Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Registration Statement.

In connection with this opinion we have examined the Registration Statement, tax rulings from the Swiss Federal Tax Administration, and the Tax Administration of the Canton of Zug, and such other documents and corporate records as we have deemed necessary or appropriate in order to enable us to render the opinion below. We have relied upon statements, representations, and covenants made by Weatherford Ireland and we have assumed that such statements and representations are true without regard to any qualifications as to knowledge and belief. For purposes of this opinion, we have assumed (i) the validity and accuracy of the documents and corporate records that we have examined, the facts underlying the various Swiss tax rulings and the facts and representations concerning the Merger that have come to our attention during our engagement being correct, (ii) the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents, (iii) that all relevant documents have been, or will be, validly authorized, executed, delivered and performed by all of the relevant parties, and (iv) that the Merger will be consummated as described in the Registration Statement. Our opinion is conditioned upon, among other things, the initial and continuing truth, accuracy, and completeness of the items described above on which we are relying.

We have made such examination after considering the laws of Switzerland and how they are currently applied by the courts in Switzerland as in our judgment is necessary for the purpose of this opinion. We do not express any opinion as to the laws of any jurisdiction other than Switzerland. It should be noted that the laws of Switzerland are subject to change at any time and may be effective retroactively. A change in the authorities or the truth, accuracy, or completeness of any of the facts, information, documents, corporate records, covenants, statements, representations, or assumptions on which our opinion is based could affect our conclusions. We do not express any opinion as to matters of fact.

~~Based on the above assumptions and subject to the qualifications and limitations set forth below,~~ Subject to the foregoing, the discussion set forth in the Registration Statement under the heading “Material Tax Considerations — Swiss Tax Considerations” is our opinion as to the (i) material Swiss federal and Zug cantonal tax consequences of the Merger for Weatherford Switzerland, Weatherford Ireland and non-Swiss shareholders, and (ii) tax residency of Weatherford Ireland under Swiss tax law. ~~we are of the opinion that the statements in the Registration Statement under the headings “Material Tax Considerations – Swiss Tax Considerations” are accurate and correct in all material respects.~~

The opinion expressed herein is based solely on the facts and materials presented to us, as well as the Swiss law being in force and the precedents being published at this time, as far as we believe it is relevant for this legal opinion. Our opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise the opinion to reflect any changes, including changes which have retroactive effect (i) in applicable law, or (ii) in any fact, information, document, corporate record, covenant, statement, representation, or assumption stated herein that becomes untrue, incorrect, or incomplete. We express no opinion as to any matters except as explicitly stated herein.

This opinion is given only on behalf of Baker & McKenzie Zurich and not on behalf of Baker & McKenzie International, a Swiss Verein, nor on behalf of any other office or associate firm of Baker & McKenzie International, a Swiss Verein. In this opinion, the expressions “we”, “us” and “our” and like expressions should be construed accordingly.

This letter is furnished to you and persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act of 1933 for use in connection with the Registration Statement and is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our express written permission. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement wherever it appears. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder.

Yours sincerely,

/s/ Baker & McKenzie (Zurich)

Baker & McKenzie (Zurich)

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

Exhibit E
Revised Pages 9, 28, 31 and 32

domicile. However, please see “Risk Factors” for a discussion of ways in which the Merger could have an adverse effect on us.

Q:	Can I trade Weatherford Switzerland shares between the date of this proxy statement/prospectus and the effective time of the Merger?

A:	Yes. Weatherford Switzerland shares will continue to trade during this period.

Q:	How will the Merger affect the stock exchange listings of Weatherford Switzerland shares?

A:	We intend to file an application with the NYSE and expect that, immediately following the effective time of the Merger, the Weatherford Ireland shares will be listed on the NYSE under the symbol “WFT,” the same symbol under which your Weatherford Switzerland shares are currently listed. Currently, there is no established public trading market for the Weatherford Ireland shares. In connection with the Merger, we plan to delist the Weatherford Switzerland shares from the SIX Swiss Exchange and the NYSE Euronext-Paris. We do not plan for Weatherford Ireland’s shares to be listed on the SIX Swiss Exchange, the NYSE Euronext-Paris or the Irish Stock Exchange.

Q:	How will the Merger affect Weatherford Switzerland’s financial reporting and the information Weatherford Switzerland provides to its shareholders?

A:	Upon completion of the Merger, we will remain subject to SEC reporting requirements, the mandates of the Sarbanes-Oxley Act and applicable corporate governance rules of the NYSE, and we will continue to report our consolidated financial results in U.S. dollars and in accordance with U.S. GAAP. We will continue to file reports on Forms 10-K, 10-Q and 8-K with the SEC, as we currently do. We will file an annual proxy statement that includes compensation disclosure and analysis. Furthermore, we will comply with any additional reporting and governance requirements of Irish law.

Q:	What impact will the Merger have on Weatherford Switzerland’s current debt arrangements?

A:	We expect no material impact on our senior notes, our $2.25 billion credit facility or the credit agreement governing our $300 million 364-day term loan. In connection with the Merger, Weatherford Ireland expects to enter into supplemental indentures to the indentures governing our outstanding senior notes, pursuant to which Weatherford Ireland and/or its subsidiaries will guarantee the obligations of the issuers of the notes and assume the obligations under the indentures. As a condition to completion of the Merger, we are also required to obtain all consents required to complete the Merger (which may be waived). We intend to obtain consents and/or amendments to certain of our lease agreements and guarantees in order to avoid any defaults that could otherwise result in connection with the Merger. We do not believe that any such consents are required under our revolving credit agreement. See “Agenda Item 1 Adoption of the Merger Agreement — Conditions to Completion of the Merger.”

Q:	Will the Merger impact Weatherford Switzerland’s ability to access capital or obtain loans in the future?

A:	We do not expect that the Merger will have any significant effect on our ability to access the capital markets or obtain loans. We expect to be able to access the capital markets and obtain loans as efficiently and on similar terms as we can today, subject to any changes in market conditions applicable in general to all companies. However, please see “Risk Factors” for a discussion of ways in which the Merger could have an adverse effect on us.

Q:	Will the Merger have any material impact on another company’s ability to acquire the Weatherford publicly traded parent?

A:	The Merger should not materially affect the ability of another company to acquire the Weatherford publicly traded parent. After the Merger, Weatherford Ireland will be subject to the Irish Takeover Panel Act 1997, as amended, and the Irish Takeover Rules promulgated thereunder, which regulate the conduct of takeovers of, and certain other relevant transactions affecting, Irish public companies listed on certain stock exchanges, including the NYSE. The Irish Takeover Rules are administered by the Irish Takeover Panel, which has supervisory jurisdiction over such transactions. Switzerland has similar laws, rules and regulations that currently apply to us as a Swiss corporation. Please see “Comparison of Shareholder Rights — Shareholder Approval of Business Combinations,” “— Appraisal Rights” and “— Other Anti-Takeover Measures.”

Q:	What effect would the failure to complete the Merger have on Weatherford Switzerland?

A:	We have incurred and will incur certain additional costs whether the Merger is completed or not, although we do not expect these costs to be material. We will consider all possible alternatives in the event that the Merger is not completed. For more information, please see “Risk Factors.”

Q:	What are the material tax consequences of the Merger?

A:	Please read the following questions and answers regarding some of the potential tax consequences of the Merger and refer to “Material Tax Considerations” for a description of the material Swiss tax, U.S. federal income tax and Irish tax consequences of the Merger. Determining the actual tax consequences of the Merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the Merger and ownership and disposition of Weatherford Ireland shares to you.

Q:	Is the Merger taxable to me?

A:	No tax ruling was requested or received as to the Swiss income tax consequences of the Merger to shareholders of Weatherford Switzerland. However, if~~Subject to satisfying~~ the conditions set forth in~~of~~ the Swiss corporate level tax rulings Weatherford Switzerland has obtained in connection with the Merger are satisfied, the Merger generally will not result in Swiss taxation to Weatherford Switzerland shareholders who are not residents of Switzerland and who do not hold their shares through a permanent establishment or a fixed place of business in Switzerland. ~~No tax ruling was requested or received as to the Swiss income tax consequences of the Merger to shareholders of Weatherford Switzerland.~~ Please see "Material Tax Considerations - Swiss Tax Considerations."

Under U.S. federal income tax law, our shareholders generally will not recognize any gain or loss on the cancellation, pursuant to the Merger, of their Weatherford Switzerland shares as consideration for the allotment of Weatherford Ireland shares in the Merger. Please see “Material Tax Considerations — U.S. Federal Income Tax Considerations.”

Under Irish tax law, no tax should arise for our shareholders as a result of the Merger. Please see “Material Tax Considerations — Irish Tax Considerations.”

Q:	Is the Merger a taxable transaction for Weatherford Switzerland or Weatherford Ireland?

A:	The Merger will not be taxable to Weatherford Ireland and, provided all Swiss tax ruling conditions are satisfied, will not be taxable to Weatherford Switzerland.

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MATERIAL TAX CONSIDERATIONS

The information presented under the caption “Swiss Tax Considerations” is a discussion of the (i) material Swiss tax consequences of the Merger and (ii) tax residency of Weatherford Ireland under Swiss tax law. The information presented under the caption “U.S. Federal Income Tax Considerations” is a discussion as to (i) the material U.S. federal income tax consequences to Weatherford Switzerland, Weatherford Ireland and our shareholders as a result of the Merger, and (ii) the material U.S. federal income tax consequences to our shareholders of owning and disposing of Weatherford Ireland shares allotted in the Merger. The information presented under the caption “Irish Tax Considerations” is a discussion of the (i) material Irish tax considerations of the Merger and subsequent operations for (~~i~~a) Weatherford Ireland and (~~ii~~b) certain beneficial owners of Weatherford Switzerland shares who are allotted Weatherford Ireland shares pursuant to the Merger and who are the beneficial owners of such Weatherford Ireland shares, and (ii) tax residency of Weatherford Ireland under Irish tax law.

You should consult your own tax advisor regarding the applicable tax consequences to you of the Merger and of the ownership and disposition of Weatherford Ireland shares under the laws of Switzerland, the United States (federal, state and local), Ireland and any other applicable jurisdiction.

Swiss Tax Considerations

Scope of Discussion

Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of our Swiss tax counsel, Baker & McKenzie (Zurich), as to~~The following discussion is a summary of~~ the (i) material Swiss federal and Zug cantonal tax considerations of the Merger for Weatherford Switzerland, Weatherford Ireland and shareholders who are not residents of Switzerland for tax purposes and who do not hold their shares through a permanent establishment or fixed place of business in Switzerland (collectively, “non-Swiss shareholders”), and (ii) tax residency of Weatherford Ireland under Swiss tax law. The below discussion (and opinion of counsel) is based upon Swiss tax laws, the practices of the Swiss tax authorities on the date of this proxy statement/prospectus, and the obtained Swiss advance tax rulings, and does not address any aspects of Swiss taxation other than Swiss federal taxation and Zug cantonal taxation, does not address any tax consequences to shareholders other than non-Swiss shareholders, is not a complete analysis or list of all of the possible tax consequences of the Merger and does not address all tax considerations that may be relevant to you.

Swiss Tax Consequences ~~of the Merger~~

Weatherford Ireland is a Swiss tax resident and will continue to be a Swiss tax resident provided its place of effective management remains in Switzerland.

Based on the Swiss advance tax rulings obtained, no Swiss withholding, issuance stamp, security transfer or direct federal and Zug cantonal and communal corporate income tax will be incurred by Weatherford Switzerland or Weatherford Ireland as a result of the Merger provided the requirements of the Swiss rulings are satisfied. Moreover, non-Swiss shareholders will not be subject to Swiss federal, cantonal and communal individual and corporate income taxes with respect to the Merger provided such requirements are satisfied. If the requirements are not satisfied, Swiss withholding and income tax could be due as a result of the Merger.

In the Swiss rulings, the Swiss tax authorities confirmed that the Merger will not trigger Swiss withholding, issuance stamp, security transfer or corporate income tax provided the following criteria are met:

•	Weatherford Ireland is a Swiss tax resident at the time of the Merger;

•	the equity of Weatherford Ireland after the Merger does not exceed the equity of Weatherford Switzerland at the effective date of the Merger after taking into account the cancellation of the Treasury Shares in the Merger;

•	for Swiss statutory financial statement purposes, the sum of par value and qualifying capital contribution reserves of Weatherford Ireland after the Merger does not exceed the sum of par value and qualifying capital contribution reserves of Weatherford Switzerland at the effective date of the Merger after taking into account the cancellation of the Treasury Shares in the Merger; and

•	Weatherford Ireland’s U.S. GAAP and Swiss GAAP accounts immediately after the Merger reflect the carrying value of the assets and liabilities immediately before the Merger.

Weatherford Switzerland expects that each of these requirements will be satisfied. Please see the discussion under “Risk Factors.”

The advance tax rulings that were received from the Swiss FTA and Canton of Zug in connection with the Merger do not cover the income tax consequences of the Merger to shareholders of Weatherford Switzerland.

EACH SHAREHOLDER SHOULD THEREFORE CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

U.S. Federal Income Tax Considerations

Scope of Discussion

Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of our U.S. tax counsel, Baker & McKenzie LLP, as to (i) the material U.S. federal income tax consequences to Weatherford Switzerland, Weatherford Ireland and our shareholders as a result of the Merger, and (ii) the material U.S. federal income tax consequences to our shareholders of owning and disposing of Weatherford Ireland shares allotted in the Merger. This discussion does not address any alternative minimum tax consequences, any aspects of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all of the possible tax consequences of the Merger or of holding and disposing of Weatherford Ireland shares and does not address all tax considerations that may be relevant to you. Special rules that are not discussed in the descriptions below may

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Regulations prescribe Form 8938 (Statement of Specified Financial Assets) as the appropriate means to comply with Section 6038D. Weatherford Ireland shares will be specified foreign financial assets unless such shares are held in an account maintained by a financial institution. Any shareholder who does not intend to hold its Weatherford Ireland shares in an account maintained by a financial institution should consult his or her own tax advisor with respect to the requirement to provide such information.

Non-U.S. Holders

Taxation of Distributions on the Weatherford Ireland Shares. A non-U.S. holder will not be subject to U.S. federal income or withholding tax on dividends received (or deemed to be received) on its Weatherford Ireland shares unless: (i) the dividends are effectively connected with the holder’s conduct of a trade or business in the United States or, if a tax treaty applies, the dividends are attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States; or (ii) such non-U.S. holder is subject to backup withholding.

Disposition of the Weatherford Ireland Shares. A non-U.S. holder will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of the Weatherford Ireland shares unless: (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if a tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by such holder in the United States; (ii) in the case of certain capital gains recognized by a non-U.S. holder who is an individual, such individual is present in the United States for 183 days or more during the taxable year in which the capital gain is recognized and certain other conditions are met; or (iii) such holder is subject to backup withholding.

Information Reporting and Backup Withholding. In order not to be subject to backup withholding on distributions and disposition proceeds, or other U.S. withholding provisions including FATCA, a non-U.S. holder may be required to provide a taxpayer identification number, certify the holder’s foreign status or otherwise establish an exemption. Non-U.S. holders of Weatherford Ireland shares should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedures for obtaining any exemption, if available. Any amount withheld from a payment to a non-U.S. holder under the backup withholding rules may be allowed as a refund or credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

Irish Tax Considerations

Scope of Discussion

~~The following discussion is a summary of the~~  Subject to the limitations and qualifications described herein, the following discussion constitutes the opinion of our Irish tax counsel, Matheson, as to the (i) material Irish tax considerations of the Merger and subsequent operations for (~~i~~a) Weatherford Ireland and (~~ii~~b) certain non-Irish resident or ordinarily resident beneficial owners of Weatherford Switzerland shares who are allotted Weatherford Ireland shares pursuant to the Merger and who are the beneficial owners of such Weatherford Ireland shares, and (ii) tax residency of Weatherford Ireland under Irish tax law. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each shareholder. This discussion is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this proxy statement/prospectus and correspondence with the Irish Revenue Commissioners. Changes in law and/or administrative practice may result in alteration of the tax considerations described below.

Shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the Merger and of the acquisition, ownership and disposal of Weatherford Ireland shares. This discussion applies only to shareholders who will own Weatherford Ireland shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities.

Weatherford Ireland

The Merger will not give rise to any Irish taxable profits and gains for Weatherford Ireland.

Provided Weatherford Ireland is and continues to be tax resident in Switzerland on the basis that its place of effective management is in Switzerland, it is not, and will~~expects to~~ not be, a n~~on-~~ Irish tax resident ~~company,~~ and, as such, is, and will be, ~~provided it is, will only be~~ subject to Irish tax in certain limited circumstances only, including on Irish source income, trading income arising through a branch or agency in Ireland, or gains on the disposal of certain Irish specified assets (including Irish land or buildings).

Shareholders

Tax on Chargeable Gains

Weatherford Ireland shareholders that are not a resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of their Weatherford Ireland shares. A shareholder of Weatherford Ireland who is an individual and who is temporarily not a resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish tax on any chargeable gain realized upon subsequent disposal of the Weatherford Ireland shares.

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Weatherford Switzerland shareholders that are not a resident or ordinarily a resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be subject to Irish tax on chargeable gains on the cancellation of their shares, or on the allotment of the Weatherford Ireland shares pursuant to the Merger.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee.

The Merger will not be subject to Irish stamp duty.

Irish stamp duty may, depending on the manner in which the shares in Weatherford Ireland are held, be payable in respect of transfers of Weatherford Ireland shares after the effective time of the Merger.

Shares Held Through DTC

A transfer of Weatherford Ireland shares effected by means of the transfer of book-entry interests in DTC will not be subject to Irish stamp duty. On the basis that most shares in Weatherford Ireland are expected to be held through DTC, it is anticipated that most transfers of shares will be exempt from Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of Weatherford Ireland shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a subsequent sale of such shares by a beneficial owner to a third party.

Due to the potential Irish stamp duty on transfers of Weatherford Ireland shares, we strongly encourage that all former directly registered shareholders of Weatherford Switzerland deposit and maintain their Weatherford Ireland shares within DTC following the Merger. Please see “Agenda Item 1 Adoption of the Merger Agreement – Allotment and Issue of New Weatherford Ireland Shares.” We also strongly encourage any person who wishes to acquire Weatherford Ireland shares after the effective time of the Merger acquires such shares through DTC (or through a broker who in turn holds such shares through DTC).

Any transfer of Weatherford Ireland shares that is subject to Irish stamp duty will not be registered in the name of the transferee unless an instrument of transfer is duly stamped and provided to our transfer agent. Weatherford Ireland’s proposed articles of association allow Weatherford Ireland, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty payable by a transferee. In the event of any such payment, Weatherford Ireland is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the transferee or the transferor (at is discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the transferee, and/or (iii) claim a lien against the Weatherford Ireland shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in Weatherford Ireland shares has been paid unless one or both of such parties is otherwise notified by us.

Withholding Tax on Dividends

The payment of dividends by Weatherford Ireland will not be subject to any dividend withholding tax in Ireland for so long as ~~provided~~ Weatherford Ireland ~~is~~ remains not tax resident in Ireland.

Irish Capital Acquisitions Tax

Irish capital acquisitions tax (“CAT”) comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of Weatherford Ireland shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because Weatherford Ireland shares are regarded as property situated in Ireland as the share register of Weatherford Ireland must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Weatherford Ireland shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

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